Exhibit 99.1

Yandex to Acquire Auto.ru

Moscow and Amsterdam, June 16, 2014 — Yandex (NASDAQ: YNDX) today announced that it has agreed to acquire Auto.ru, one of the leading online auto classifieds businesses in Russia.

Auto.ru’s users have access to the largest online motor vehicle classifieds catalogue in Russia, which includes more than 400,000 unique listings for all types of new and used motor vehicles, placed by both auto dealers and private individuals. In addition, Auto.ru’s users can purchase tires, rims and other spare parts as well as access high-quality, regularly-updated editorial and user generated content, including reviews, news, and forums. Auto.ru has developed a large, loyal and deeply engaged audience, which has evolved from the first Russian online community of car enthusiasts established in 1996, with approximately 40% of monthly users being return visitors. According to our estimates, Auto.ru is the leading vehicle classifieds website in Moscow and is in Top-3 across Russia.

“Auto.ru is the most popular automobile-related website in Russia and operates the largest and most detailed classifieds catalogue for new and used cars in Russia,” said Alexey Tretyakov, VP of Commerce at Yandex. “Users come to Auto.ru to research what vehicles they should buy, read the latest auto news, search for tires and spare parts and buy and sell their vehicles.  The acquisition of Auto.ru will enable Yandex to provide more comprehensive answers to users’ questions and expand our capabilities in auto classifieds.”

Yandex will help develop the functionality of Auto.ru, which will continue to be available at its familiar web address, www.auto.ru.

Yandex has agreed to acquire 100% of the issued shares of the parent company of the Auto.ru group for approximately US$175 million in cash. Completion of the transaction remains subject to certain pre-closing conditions and is anticipated to occur in the third quarter of 2014.

WilmerHale acted as legal advisor to Yandex. VTB Capital acted as exclusive financial advisor and Squire Patton Boggs as legal advisor to Auto.ru.

About Yandex

Yandex (NASDAQ:YNDX) is one of the largest internet companies in Europe, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Ukraine, Belarus, Kazakhstan and Turkey. More information about Yandex can be found at http://company.yandex.com.

Contacts:

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations
Ochir Mandzhikov, Vladimir Isaev
Phone:+7 495 739-7000
E-mail: pr@yandex-team.com